

April 3, 2020

Kenneth Tapp
Chief Executive Officer
Social Life Network, Inc.
3465 S Gaylord Ct., Suite A509
Englewood Colorado 80113

      Re: Social Life Network, Inc.
          Revised Preliminary Information Statement
          Filed March 24, 2020
          File No. 000-55961

Dear Mr. Tapp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Frederick M. Lehrer